Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of DCP Midstream Partners, LP and DCP Midstream Operating, LP for the registration of common units representing limited partner interests of DCP Midstream Partners, LP and debt securities of DCP Midstream Operating, LP, with an unlimited aggregate offering price, and to the incorporation by reference of our report dated February 29, 2012, with respect to the consolidated financial statements of Discovery Producer Services LLC, included in the Annual Report (Form 10-K) of DCP Midstream Partners, LP for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Tulsa, Oklahoma

June 14, 2012